

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Jung Kee Min
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-Daero 9-Gil, Jung-Gu
Seoul 100-724, Korea

     Re: Shinhan Financial Group Co., Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2013
             Filed April 30, 2014
             File No. 1-31798

Dear Mr. Min:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Risk Management, page 96

Credit Review and Monitoring, page 101

1.   We note from the discussion of your Credit Risk Management beginning on page 98 and your disclosure of the credit quality of due from banks and loans, net of allowance, that for loans neither past due or impaired as presented on page F-48, you assign internal credit ratings to borrowers as part of your credit management and allowance computations. We also note that in your response to the second and third bullets of comment 8 of our letter dated September 27, 2012 that you agreed to provide expanded and clarifying disclosure in your future filings to address certain aspects of your internal credit ratings, however, we have been unable to locate such disclosure in your current

Form 20-F. In particular, you committed to expand your disclosure to clarify the range of the respective likelihood of loss for Grade 1 and Grade 2 and to clearly correlate the Grade 1 and Grade 2 ratings presented on page F-48 to the various ratings assigned to certain portfolios as discussed on pages 98-105. Please revise your future filings to provide disclosure similar to the information provided in your prior response letter. Further, revise your future filings to clearly disclose how the classification as Grade 1 or Grade 2 relates to your respective portfolio internal credit ratings to borrowers discussed in your Credit Risk Management section beginning on page 98. Consider providing a table that aligns these two classifications with your various internal classifications by loan portfolio.

Management of Market Risk from Trading Activities, page 109

2.   We note your disclosure on page 110 that Shinhan Bank and Shinhan Investment both conduct back-testing of Value-at-Risk ("VaR") results. In future filings, please disclose the number and extent of any breaks in established VaR limits during the reporting periods presented.   Refer to Item 11 (a)(1)(iii)(B)(1)(iii) of Form 20-F.

Market Risk Management for Non-trading Activities, page 112,

Interest Rate VaRs for Non-trading Assets and Liabilities, page 116

3.   You disclose here as well as on page F-58 that you measure VaR for interest rate risk from non-trading activities on a monthly basis for Shinhan Bank. Tell us and clarify in future filings how the interest rate mismatch – non-trading assets and liabilities VaR for 2013 of ₩ 99 billion as presented on page 117 relates to the non-trading interest VaR of ₩ 415,700 million on page F-58 and why the amounts are different.

Interest Rates, page 165

4.   We note that in the third quarter of 2014 a number of press reports indicated that the Korean antitrust agency was investigating allegations of rate-fixing in the CD rate index. Shinhan was one of the first identified as part of the investigation. Please tell us, with a view towards disclosure in future filings, about the current status of this investigation and any impact or expected impact on Shinhan including any impact on results of operations, capital or liquidity.

Notes to the Consolidated Financial Statements, page F-13

Note 4. Financial Risk Management, page F-42

(i-3) Changes in Level 3 of the Fair Value Hierarchy for the years ended December 31, 2012 and 2013, page F-68

5.   We note that your table here discloses net transfers into (out of) Level 3 trading assets, financial assets designated at fair value through profit or loss, available for sale financial assets, and net derivatives. In accordance with paragraph 93(e)(iv) of IFRS 13, please revise your future filings to separately explain the reasons for the transfers into Level 3 from the transfers out of Level 3.

Note 49. Interest in Unconsolidated Structured Entities, page F-150

6.   You disclose that you have interests in unconsolidated asset-backed securitizations and that based on your structured entity consolidation policy you have concluded that you do not have control based on the purpose and design of the entity, your ability to direct the relevant activities of the entity, your relationship with the entity, and the size and exposure to the variability of return of the entity.   To enhance visibility into your conclusion, please tell us and revise your future filings to disclose the significant factors considered and assumptions made in your determination that you do not control these entities based on your involvement. Refer to paragraphs 7 through 9 of IFRS 12, Disclosure of Interests in Other Entities for further guidance. Additionally, tell us and revise future filings to clarify whether any asset-back securitizations are consolidated in your financial statements at December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jung Kee Min
Shinhan Financial Group Co., Ltd.
September 30, 2014
Page 4

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Jeonghoon Cho, Shinhan Financial Group Co., Ltd.
        Yein Kim, Shinhan Financial Group Co., Ltd.
        Sunghun Ryu, Shinhan Financial Group Co., Ltd.
        Jin H. Park, Simpson Thacher & Bartlett LLP
        Johneth Chongseo Park, Simpson Thacher & Bartlett LLP